Form N-SAR
Attachment for Item #77C
Matters Submitted to a Vote of Security Holders

MAINSTAY VP FUNDS TRUST
811-03833
FOR PERIOD ENDED 12/31/2016

MainStay VP Cornerstone Growth Portfolio

(a)	The date of the meeting and whether it was an annual or
special meeting;
Pursuant to notice, a special meeting of shareholders ("Special
Meeting") of the MainStay VP Cornerstone Growth Portfolio
("Portfolio"), a series of MainStay VP Funds Trust ("Trust"), was held at the offices of New York Life Investment Management
LLC. ("New York Life Investments"), 51 Madison Avenue, New
York, New York 10010 on October 3, 2016 at 11:00 a.m.

(b)	If the meeting involved the election of trustees, state the
name of each trustee elected at the meeting and the
names of all other trustees now in office;
N/A.
(c)	Describe each matter voted upon at the meeting and state
the number of affirmative votes and the number of
negative votes cast with respect to each matter;
1.	To approve a new subadvisory agreement between
New York Life Investments, the Portfolio's investment manager, and Cornerstone Capital
Management Holdings LLC ("Cornerstone
Holdings"), the Portfolios new subadvisor; and

2.	To permit New York Life Investments, under certain
circumstances, to enter into and/or materially amend agreements with affiliated and unaffiliated subadvisors on behalf of the Portfolio without obtaining shareholder approval.

The above proposals were discussed in detail in the proxy statement. No other business came before the Special
Meeting.

The proposals were passed by the Portfolio's shareholders, as confirmed by the Inspector of Elections.

The following is a summary of how the votes on the proposals presented before the Special Meeting held on October 3, 2016 were cast. There were no votes cast in person at the Special Meeting.

Proposal 1

Votes For
Votes Against
Abstentions
Total
13,728,654
976,438
1,052,982
15,758,074

Proposal 2
Votes For
Votes Against
Abstentions
Total
12,314,156
2,311,739
1,132,179
15,758,074